Mail Stop 7010

                                                March 9, 2006

Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
111 Pencader Drive
Newark, Deleware 19702

	RE:	Strategic Diagnostics Inc.
      Form 10-K/A for the year ended December 31, 2004
      Filed February 22, 2006
      File No. 000-22400


Dear Mr. Simonetta:

      We have reviewed your response letter dated March 6, 2006 and have the following additional comments.

Item 9A. Controls and Procedures
1. We note your statement that you believe you had reasonable support
for your historical method of accounting for certain of your custom
antibody arrangements. However, as noted in our prior comment letters and conference calls, the contractual terms of these arrangements did not support your historical method of revenue recognition under the percentage-of-completion method of SOP 81-1. In light of the fact that you restated your financial statements to account for these custom antibody projects in accordance with SAB 104, it is unclear to us how you were able to conclude that your
disclosure controls and procedures were effective.   However,
management and their auditors are in the best position to assess the severity of the error and if the error represents a material control weakness.

We have reviewed your proposed expanded disclosure regarding how you reached your conclusion that your disclosure controls and procedures were effective notwithstanding the fact that you were required to restate your financial statements to appropriately recognize revenue related to your custom antibody products. In order for readers to fully assess your conclusions regarding the reasonableness of your prior revenue recognition for your custom antibody arrangements, you must indicate that you historically applied the accounting guidance in SOP 81-1 --Accounting for Performance of Construction-Type and Certain Production-Type Contracts to recognize revenue under your custom antibody arrangements. You should then clearly state that upon further review of your custom antibody arrangements you determined that the terms of these arrangements did not support the use of SOP 81-1. That is, the terms of these arrangements required that, in accordance with SAB Topic 104, revenue could not be recognized by the company until delivery had occurred.

*    *    *    *

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Jeanne Baker at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.


            Sincerely,



                  John Cash
                  Accounting Branch Chief


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Mr. Anthony J. Simonetta
Strategic Diagnostics Inc.
March 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE